ETC BROKERAGE SERVICES, LLC

Statement of Financial Condition
Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm Thereon

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2025

OMB APPROVAL	
OMB Number	3235-0410
Expires	January 31, 2029
Estimated avg burden hours per response	6
SEC FILE NUMBER	
8-67719	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: ETC Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ **Broker-dealer** ☐ **Security-based swap dealer** ☐ **Major security-based swap participant**
☐ **Check here if respondent is also an OTC derivatives dealer**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5430 LBJ Freeway Suite 320
Dallas TX, 75240

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Misha Trukshanin (918) 428-8075

B.   ACCOUNTANT IDENTIFICATION

C.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
Two Manhattan West, 375 9th Avenue
New York, NY 10001

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See section 240.17a-5(e)(1)(ii).

OATH OR AFFIRMATION

I, Misha Trukshanin, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of ETC Brokerage Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: _Misha Trukshanin_

ECA03A4E0CC841D...

Title: _____Chief Financial Officer_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Members and Management Committee
ETC Brokerage Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the net capital disclosures in Note 4, as described below, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 4 to the financial statement, as of December 31, 2025, the Company did not complete reconciliations or receive responses from third party sponsors to support the alternative investments short security differences used in the determination of its net capital. It was not practicable to extend our auditing procedures to obtain sufficient appropriate audit evidence over such alternative investments and the related disclosure of net capital.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2025.

New York, New York
July 10, 2026

ETC BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash and Cash Equivalents	$	8,371,325
Cash Segregated for Regulatory Purposes		8,175,588
Restricted Cash		300,944
Deposits with Clearing Organizations		2,752,755
Receivables from Brokers, Dealers, and Clearing Organizations		415,227
Receivables from Customers		240,497
Client Held Fractional Shares		476,386
Internal-Use Software Development Cost		380,774
Other Assets		804,165
Total Assets	$	21,917,661

<u>LIABILITIES AND MEMBERS' EQUITY</u>

Payables to Affiliates	$	1,044,521
Payables to Customers		1,002,433
Fractional Share Repurchase Obligation		476,386
Accrued Expenses		553,336
Payables to Brokers, Dealers, and Clearing Organizations		425,083
Accounts Payable		386,021
Other Payables		182,595
Total Liabilities	$	4,070,375
Accumulated Deficit	$	(12,741,646)
Members' Equity		30,588,932
Total Members' Equity	$	17,847,286
Total Liabilities and Members' Equity	$	21,917,661

See accompanying notes to the Statement of Financial Condition.

1

ETC BROKERAGE SERVICES, LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

1. <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Organization</u>

ETC Brokerage Services, LLC (the "Company") is a limited liability company incorporated in the state of Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its customer base is mainly located in the United States (U.S.), and all of its operations and revenue generating activities occur within the U.S. The Company primarily provides trade execution, clearance, and custody for its customers. In 2025 the Company restructured its services to cease providing services in alternative investments.

<u>Summary of Significant Accounting Policies</u>

Basis of Presentation – The financial statements have been presented in accordance with Accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates – The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. Such estimates include, but are not limited to, capitalized software development costs, and accrued expenses. The Company bases its estimates on historical experience and other assumptions management considers reasonable. As future events and their effects cannot be determined with precision, actual results could differ from those estimates, and such differences could impact the financial statements.

Segment Reporting - The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker (CODM), who evaluates the results of the business primarily using net income in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are consistent with those described in the summary of significant accounting policies.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Current Expected Credit Losses — The Company's in-scope financial assets under ASC 326-20, Financial Instruments – Credit Losses, are primarily subject to collateral maintenance provisions. The Company has elected the practical expedient to measure the allowance for expected credit losses as the difference between the fair value of the collateral and the amortized cost of the related assets, resulting in no material allowance for credit losses as of the balance sheet date.

Cash and Cash Equivalents – Cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less.

Cash Segregated for Regulatory Purposes – In accordance with 15c3-3 of the Securities Exchange Act of 1934, the company, as a broker-dealer carrying client accounts, is subject to requirements to maintain cash or qualified securities on deposit in a segregated reserve account for the exclusive benefit of its clients. Such amounts are included in "Cash Segregated for regulatory Purposes" on our Statement of Financial Condition.

Restricted Cash – Restricted cash represents funds held as collateral required by one of the banks to secure the Company's ACH activities.

Deposits with Clearing Organizations – The Company is required to maintain collateral deposits with clearing organizations including Axos, Schwab, and DTCC which allows the Company to use security transaction services provided by its clearing organizations for trade comparison, clearance, and settlement. The clearing organizations establish financial requirements, including deposit requirements, to reduce their risk. The deposits may fluctuate significantly from time to time based upon the nature and size of trading activities and market volatility. As the Company has not experienced historic defaults, there is no expectation of credit losses under these arrangements. As of December 31, 2025, Deposits with Clearing Organizations consisted of cash of $2,752,755.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations – Receivables from and payable to brokers, dealers, and clearing organizations include amounts on deposit with Axos and Schwab, as well as amounts related to unsettled trades, which are initially measured at their contracted value. These amounts are reflected in the Receivables from and Payables to Brokers, Dealers, and Clearing Organizations in the Statement of Financial Condition.

ETC BROKERAGE SERVICES, LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

The Company also has transactions related to "fails to deliver" and "fails to receive." Fails to deliver occur when securities sold by the Company are not delivered by the settlement date, and fails to receive occur when securities purchased by the Company are not received by the settlement date. Both types of transactions are considered unsettled trades.

	December 31, 2025
Receivable from Clearing Organizations	$ 365,226
Receivable from Broker Dealers	50,000
Securities Failed to Deliver	1
Total Receivable from Brokers, Dealers, and Clearing Organizations	**$ 415,227**
Payable to Clearing Organizations	$ 403,662
Payable to Broker Dealers	21,421
Total Payable to Brokers, Dealers, and Clearing Organizations	**$ 425,083**

Receivables from and Payables to Customers – The Company's receivables from and payables to customers arise from securities transactions and are either fully or partially secured.

Other Payables –Other payables mainly consist of amounts due to central counterparties for dividends and other corporate action activities.

Fair Value of Assets and Liabilities – Fair value is defined under *ASC Topic 820, Fair Value Measurement*, as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance describes a hierarchy for disclosing assets and liabilities measured at fair value, based on the inputs used to value them. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy includes three levels based on the objectivity of the inputs, as follows:

> **Level 1** – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

> **Level 2** – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.

> **Level 3** – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

The following table presents the estimated fair value for assets and liabilities recorded at fair value on a recurring basis in the Statement of Financial Condition under the caption indicated:

	Level 1	Level 2	Level 3	Total
Assets:				
Client held fractional shares				
Equity Securities	$476,386	-	-	$476,386
Other Assets				
Securities Owned	331,652	-	-	331,652
Total Assets:	$808,038	$ -	$ -	$808,038
Liabilities:				
Fractional Share Repurchase Obligation				
Equity Securities	$476,386	$ -	$ -	$476,386
Total Liabilities:	$476,386	$ -	$ -	$476,386

Estimated fair value of financial instruments - For the Company's financial assets and liabilities not measured at fair value, the carrying values reported in the Statement of Financial Condition approximate fair value. The following table present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the Statement of Financial Condition at Dec. 31, 2025 by caption on the Statement of Financial Condition and by the valuation hierarchy.

Summary of Financial Instruments	December 31, 2025				
	Level 1	Level 2	Level 3	Estimated Fair Value	Carrying Amount
Assets:					
Cash and Cash Equivalents	$ 8,371,325	$ -	$ -	$ 8,371,325	$ 8,371,325
Cash Segregated for Regulatory Purposes	8,175,588	-	-	8,175,588	8,175,588
Restricted Cash	300,944	-	-	300,944	300,944
Deposits with Clearing Organizations	-	2,752,755	-	2,752,755	2,752,755
Receivables from Brokers, Dealers,and Clearing Organizations	-	415,227	-	415,227	415,227
Receivables from Customers	-	240,497	-	240,497	240,497
Internal-Use Software Development Cost	-	380,774	-	380,774	380,774
Other Assets	-	472,513	-	472,513	472,513
Total	$ 16,847,857	$ 4,261,766	$ -	$ 21,109,623	$ 21,109,623
Liabilities:					
Payables to Affiliates	$ -	$ 1,044,521	$ -	$ 1,044,521	$ 1,044,521
Payables to Customers	-	1,002,433	-	1,002,433	1,002,433
Accrued Expenses	-	553,336	-	553,336	553,336
Payables to Brokers, Dealers, and Clearing Organizations	-	425,083	-	425,083	425,083
Accounts Payable	-	386,021	-	386,021	386,021
Other Payables	-	182,595	-	182,595	182,595
Total	$ -	$ 3,593,989	$ -	$ 3,593,989	$ 3,593,989

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Internal-Use Software Development Cost – The Company has capitalized costs related to the development of internal-use software primarily related to its its self-clearing and custodial billing program projects. These costs include expenditures directly attributable to the development, implementation, and enhancement of the software used for clearing transactions. In accordance with *ASC 350-40, Internal-Use Software (*ASC 350*)*, costs incurred during the preliminary project stage, as well as post-implementation stages, are expensed as incurred.

The capitalized costs are amortized over the estimated useful life of the software, beginning when the software is ready for its intended use. The estimated useful life of the self-clearing project-related software is 7 years, and the custodial billing program is amortized over an estimated useful life of 3 years. The amortization is calculated using the straight-line method. Amortization expense associated with software development is included in Salaries and Other Companesation and Techonology expenses on our Statement of Income. See Note 3 for more details.

Other Assets – Other assets include prepaid expenses, receivables, and firm inventory. Firm inventory, which is included within other assets on the statement of financial condition, was carried at a fair value of $331,652 as of December 31, 2025.

Dividend Reinvestment

The Company offers a Dividend Reinvestment Program (DRP) to clients. Pursuant to the DRP, dividend reinvestment transactions result in fractional shares of securities held by clients. Fractional shares held by clients do not meet the criteria for derecognition under ASC Topic 860, *Transfers and Servicing*. The Company elected the fair value option to measure these financial assets, and the corresponding repurchase obligation. The fair value of these investments is determined by quoted prices in active markets. As of December 31, 2025, the fair value of investments in fractional shares held by clients and the fair value of the repurchase obligations for the investments was $476,386 which is shown as Client Held Fractional Shares and Fractional Share Repurchase Obligation, respectively, in the Statement of Financial Condition.

2.   **INTERNAL-USE SOFTWARE DEVELOPMENT COST**

The changes in internal-use software development costs for the year ending December 31, 2025, were as follows:

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

	Internal-use software development cost
Net Balance at January 1, 2025	$ 445,776
Additions	-
Retirements	-
Amortization	(65,002)
Net Balance at December 31, 2025	$ 380,774

As of December 31, 2025, estimated future amortization expenses related to internal-use software development costs were as follows:

2026	$ 71,206
2027	71,924
2028	64,474
2029	64,474
2030	64,474
Thereafter	44,222
Total	$ **380,774**

3.   RELATED PARTY TRANSACTIONS

The Company has a service level agreement with ETC, under which it provides comprehensive brokerage support services. These services are provided in exchange for a fixed annual fee, recognized ratably on a monthly basis.

The Company also has a service level agreement with Innovayte LLC, an affiliated entity. Under this agreement, Innovayte pays certain common expenses on behalf of the Company and allocates these expenses based on the respective use or benefit derived by the Company.

As of December 31, 2025, the Company had outstanding payables to affiliated entities of $632,304 to Equity Advisor Solutions, LLC for 2024 allocated expenses, $412,052 to Innovayte LLC relating to 2024 bonuses and $165 to ETC related to a deposit misdirected to the Company. During the year ended December 31, 2025, pursuant to capital contribution consent agreement, the Company received capital contributions totaling $8,890,197 from its Members.

As of December 31, 2025, the Members and their immediate family members held aggregate brokerage account balances of approximately $5.6 million at the Company. These accounts

7

ETC BROKERAGE SERVICES, LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

are treated as non-customer accounts under Rule 15c3-3(e).

4.   NET CAPITAL REQUIREMENT

The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. As of December 31, 2025, the Company had a net capital deficit of ($22,956,872) which was ($23,206,872) less than its required net capital of $250,000. As of December 31, 2025, the Company reported a net capital deificit primarily due to short security differences related to alternative investments. The Company did not complete reconciliation or receive responses to support the alternative investment short security differences used in the determination of its net capital.

5.   SIGNIFICANT RISK FACTORS

In the ordinary course of business, the Company enters into transactions in various financial instruments. As a self-clearing broker-dealer, the Company's financial instruments are subject to, but are not limited to, the following risks:

Interest Rate Risk

The Company is exposed to interest rate risk primarily through interest earned on cash balances held in bank deposit accounts, including customer reserve accounts maintained in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934. Fluctuations in market interest rates may affect the amount of interest income earned on these balances and, accordingly, impact the Company's results of operations.

The Company monitors prevailing interest rate conditions as part of its overall financial risk management practices.

Off-Balance Sheet Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers. The Company, acting as a self-clearing firm, assumes additional responsibility for the clearing, settlement, and custody of customer transactions. If transactions do not settle due to failure to perform by the customer or counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

ETC BROKERAGE SERVICES, LLC

<u>NOTES TO FINANCIAL STATEMENTS</u>

Additionally, as a self-clearing firm, the Company is exposed to credit risk related to the settlement and custody of customer funds and securities. The Company is also subject to credit risk to the extent that its clearing operations, including its relationships with depositories and custodians, could be disrupted or the Company's own obligations related to clearing and settlement could not be fulfilled. The Company's policy is to monitor counterparty risk and manage exposure through established risk management practices.

Concentration Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains its cash with major financial institutions that may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents and marketable securities.

6.   <u>COMMITMENTS, CONTINGENCIES, AND GUARANTEES</u>

The Company facilitates customer transactions, including execution, clearance, and settlement. In the event that customers fail to fulfill their contractual obligations, the Company may incur losses. To mitigate this risk, the Company monitors trading activity in customer accounts and requires customers to maintain margin or collateral balances, which may exceed minimum regulatory requirements. The Company may, from time to time, be involved in judicial, arbitration, or regulatory matters arising in connection with its business. The Company is subject to regular reviews and inspections by regulatory authorities. Such reviews may result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business or limitations on certain business activities. In accordance with *ASC 450, Contingencies*, the Company reviews the need for any loss contingency reserves and recognizes reserves when, in the opinion of management, it is probable that a liability will result and the amount of loss, if any, can be reasonably estimated. For certain regulatory and legal matters, the Company is unable to estimate a range of reasonably possible loss because it cannot predict if, how, or when such matters will be resolved or what the eventual outcome, settlement, fine, or penalty, if any, may be. After consultation with counsel, management believes that the resolution of currently pending matters will not have a material adverse effect on the Company's financial condition. However, the outcome of such matters could be material to the Company's operating results or cash flows for a particular future period, depending on, among other things, the level of revenues or income for such period. As of December 31, 2025, the Company does not believe there are any matters where a loss is probable or estimable, and therefore, no accruals or additional disclosures are warranted. There can be no assurance

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 10, 2026, which is the date these financial statements were issued. In November 2025, FINRA initiated an examination of the Company related to its alternative investment line of business following the transfer of those positions to Equity Trust Company in August 2025. In February 2026, during the examination, FINRA directed the Company to treat certain sponsor/transfer agent unconfirmed re-registration of customer positions as short securities differences. While the Company has been in discussions with FINRA's staff regarding the basis for their guidance, for the purposes of presenting December 31, 2025 financial statements, the company has followed the FINRA staff's direction. Subsequent to year-end, the company has obtained the documentation to substantiate the re-registration of these securities.